SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEB STREET, INC.
(Name of Subject Company)

WEB STREET, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

947336 10 3
(CUSIP Number of Class of Securities)

Stuart A. Cohn, Esq.
Executive Vice President and General Counsel
Web Street, Inc.
510 Lake Cook Road
Deerfield, IL 60015
(847) 444-4700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jeffrey R. Patt, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, IL 60661 (312) 902-5200	Daniel G. Kelly, Jr., Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2001

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

          The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Web Street, Inc., a Delaware corporation (“Web Street”). The address of the principal executive offices of Web Street is 510 Lake Cook Road, Deerfield, Illinois 60015. The telephone number of the principal executive offices of Web Street is (847) 447-4700.

          The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share (the “Web Street Common Stock”). As of May 20, 2001, there were 26,346,281 shares of Web Street Common Stock issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

          The name, business address and business telephone number of Web Street, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

          This Schedule 14D-9 relates to the offer by E*TRADE Group, Inc., a Delaware corporation (“E*TRADE”) through its wholly-owned subsidiary, Opus Acquisition Corp., a Delaware corporation (“Opus”), disclosed in a tender offer statement on Schedule TO (the “Schedule TO”), dated June 4, 2001, to exchange 0.1864 share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of E*TRADE (“E*TRADE Common Stock”) for each outstanding share of Web Street Common Stock, upon the terms and the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by E*TRADE with the Securities and Exchange Commission (the “SEC”) on June 4, 2001 (the “Prospectus”), and in the related Letter of Transmittal (which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

          The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 20, 2001 (the “Merger Agreement”), among E*TRADE, Opus and Web Street. The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Opus will be merged with and into Web Street (the “Merger”) and Web Street will continue as the surviving corporation (the “Surviving Corporation”), a wholly-owned subsidiary of E*TRADE. At the effective time of the Merger (the “Effective Time”), each share of Web Street Common Stock then outstanding (other than shares of Web Street Common Stock held by E*TRADE, Opus or Web Street or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a fraction of a fully paid and nonassessable share of E*TRADE Common Stock as is equal to the Exchange Ratio. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

          The Schedule TO states that the principal executive offices of E*TRADE and Opus are located at 4500 Bohannon Drive, Menlo Park, California, 94025.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          The information contained in the Information Statement which is attached hereto as Schedule I is incorporated herein by reference. Except as described in this Schedule 14D-9 or incorporated herein by reference, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Web Street or its affiliates and (i) Web Street’s executive officers, directors or affiliates, or (ii) E*TRADE or Opus or their respective executive officers, directors or affiliates.

Certain Executive Agreements

          Each of Joseph J. Fox, Avi Fox, Joseph Barr, Stuart Cohn, William Mania, D. Jonathan Rosenberg, and Harleigh Mandel (collectively, the “Executives”) are parties to employment agreements with Web Street (collectively, the “Employment Agreements”). Each Employment Agreement requires Web Street to provide the Executive, upon consummation of the Offer and the termination of his employment, with certain benefits, including: (i) a lump sum payment equal to the product of the Executive’s annual salary and the average of the prior three years’ bonus times a multiplier (a fixed number ranging from 1.75 to 2.5) (the “Executive Severance Payments”), and (ii) a continuation of health, medical and life insurance benefits for one year following the Executive’s termination.

          As part of the Merger Agreement negotiations, E*TRADE requested that the Executives agree to certain limitations and conditions on the Executive Severance Payments and enter into an Escrow Agreement (the “Escrow Agreement”). The Merger Agreement provides that an aggregate of $5,000,000 of the Executive Severance Payments that would otherwise be payable to each Executive pursuant to the terms of the Employment Agreements with Web Street upon consummation of the Offer will be deposited with American Stock Transfer & Trust Company, as Escrow Agent. The Executives will receive portions of the escrowed Executive Severance Payments (together with any interest earned thereon) upon the satisfaction of certain threshold tests by specified dates.

          The following table sets forth each Executive’s contributions to the escrow fund and the Executive Severance Payments that will be paid upon satisfaction of each threshold test:

Executive	Threshold Test #1 Amount	Threshold Test #2 Amount	Threshold Test #3 Amount	Threshold Test #4 Amount	Total
Joseph J. Fox	$250,000	$250,000	$ 500,000	$ 500,000	$1,500,000
Avi Fox	250,000	250,000	500,000	500,000	1,500,000
Joseph Barr	70,000	70,000	—	260,000	400,000
Stuart Cohn	70,000	70,000	—	260,000	400,000
William Mania	70,000	70,000	—	260,000	400,000
D. J. Rosenberg	70,000	70,000	—	260,000	400,000
Harleigh Mandel	70,000	70,000	—	260,000	400,000

Total	$850,000	$850,000	$1,000,000	$2,300,000	$5,000,000

          If any Executive Severance Payment is subject to “golden parachute” excise tax, Web Street is obligated pursuant to the terms of each Employment Agreement to reimburse the Executive for the excise tax or any other tax imposed on the Executive Severance Payment. Under the Merger Agreement, the Executives have agreed to limit Web Street’s liability for payment of excise taxes and related gross-up payments to $140,688. This limit may be increased to the extent that Web Street retains in excess of $750,000 in cash following all termination-related payments.

          The above summary of the terms of the Employment Agreements and the Escrow Agreement is qualified in its entirety by reference to the complete texts of the Employment Agreements, which have been filed as Exhibits (e)(4) through (e)(13) hereto and are incorporated herein by reference, and the complete text of the Escrow Agreement, which has been filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

Certain Stockholder Agreements

          As part of the Merger Agreement negotiations, E*TRADE requested that Avi Fox and Joseph J. Fox enter into a stockholder agreement with E*TRADE (the “Stockholder Agreement”) immediately prior to the signing of the Merger Agreement. Pursuant to the terms of the Stockholder Agreement, Messrs. Fox agreed to tender in the Offer and not withdraw all shares of Web Street Common Stock owned by them. The obligations of Messrs. Fox under the Stockholder Agreement covers approximately 40.7% of the outstanding shares of Web Street as of May 20, 2001. Messrs. Fox also granted E*TRADE irrevocable proxies to vote their Web Street Common Stock (i) in favor of the adoption and approval of the Merger Agreement and the Merger and all agreements related to the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement) or reorganization, recapitalization, liquidation or winding up of Web Street, and (iii) against any corporate action that would prevent or delay the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

          As part of the Merger Agreement negotiations, E*TRADE requested that the directors and executive officers of Web Street each enter into a Rule 145 letter for company affiliates (the “Affiliate Letters”). The Affiliate Letters provide that the Web Street directors and executive officers have agreed not to make any sale, transfer or other disposition of the E*TRADE Common Stock received pursuant to the Offer or the Merger unless such sale, transfer or other disposition (i) has been registered under the Securities Act of 1933, as amended (the “Securities Act”), (ii) is made in conformity with Rule 145 promulgated under the Securities Act, or (iii) in the opinion of counsel is otherwise exempt from registration under the Securities Act. E*TRADE is under no obligation to register the sale, transfer or other disposition of the E*TRADE Common Stock received pursuant to the Offer or the Merger by the Web Street directors and executive officers.

          As part of the Merger Agreement negotiations, E*TRADE requested that Avi Fox and Joseph J. Fox enter into a non-competition agreement with E*TRADE (the “Non-Competition Agreement”). The Non-Competition Agreement prohibits Messrs. Fox, for a period of three years, from (i) engaging, directly or indirectly, in any capacity, in any business that is engaged in online securities brokerage in the United States or Germany; (ii) employing or soliciting any person who is or was an employee of E*TRADE, Web Street or any of their affiliates at any time within the six months prior to such employment or solicitation; and (iii) interfering or disrupting any relationship between E*TRADE, Web Street or its affiliates with any account holder, individual or business entity that is or was a customer of Web Street or its affiliates.

          The above summaries of the Stockholder Agreement, Affiliate Letters and Non-Competition Agreement are qualified in their entirety by reference to the complete texts of the Stockholder Agreement, Affiliate Letters and Non-Competition Agreement, which have been filed as Exhibits (e)(2), (e)(15) and (e)(16) hereto, respectively, and are incorporated herein by reference.

Certain Loan Agreements

          Under unsecured promissory notes dated March 16, 1999, Web Street loaned each of Avi Fox and Joseph J. Fox $110,000 at an annual interest rate of 5%, to be repaid on or before March 16, 2001. As of December 31, 2000, the full principal amount of each of the notes was outstanding. On March 16, 2001 the due date of these loans was extended to March 16, 2003 by letter agreements. Under unsecured promissory notes dated January 16, 2001, Web Street loaned each of Avi Fox and Joseph J. Fox $200,000 at an annual interest rate of 6%, with interest only payable on a quarterly basis. Under the terms of these loans to Messrs. Fox, the entire principal balance and accrued and unpaid interest is payable on or before three years following the date of the loans.

          The January 16, 2001 loans to Messrs. Fox also provide that they, as well as all other then-outstanding loans to each of Messrs. Fox, will be subject to complete forgiveness, grossed up for applicable tax effects, upon attainment of either (i) the sale of Web Street at a per share price, or valuation, that is no less than the lesser of (A) two times the average trailing closing bid price of Web Street Common Stock for the ten trading days immediately preceding the date of signing of a definitive agreement, or (B) $6 per share; or (ii) achievement of calendar year 2001 gross revenues that is no less than fifty percent in excess of calendar year 2000 gross revenues. As a result of the execution of the Merger Agreement and the consummation of the Offer, these loans will be forgiven.

          Under a promissory note secured by Web Street Common Stock dated July 29, 1999, Web Street loaned D. Jonathan Rosenberg $45,000 at an annual interest rate of 5%, with interest only payable on a quarterly basis, to be repaid on or before July 29, 2001. Under an unsecured promissory note dated January 19, 2001, Web Street loaned D. Jonathan Rosenberg $25,009.37 at an annual interest rate of 6%, with interest only payable on a quarterly basis, to be repaid on or before January 19, 2003. Under a promissory note secured by Web Street Common Stock dated December 30, 1999, Web Street loaned Stuart A. Cohn $50,000 at an annual interest rate of 5%, with interest only payable on a quarterly basis, to be repaid on or before December 30, 2001.

           The January 19, 2001 loan to D. Jonathan Rosenberg and the December 30, 1999 loan to Stuart A. Cohn, also provide that they, as well as all other then-outstanding loans to each of Messrs. Rosenberg and Cohn, will be subject to complete forgiveness, grossed up for applicable tax effects, upon the sale of Web Street at a per share price, or valuation, that is no less than two times the average trailing closing bid price of Web Street Common Stock for the ten trading days immediately preceding the date of signing of a definitive agreement. As a result of the execution of the Merger Agreement and the consummation of the Offer, these loans will be forgiven.

          The above summaries of the promissory notes executed by Messrs. Fox, Rosenberg and Cohn is qualified in their entirety by reference to the complete texts of the documents, which have been filed as Exhibits (e)(19) through (e)(26) hereto and are incorporated herein by reference.

Indemnification

          From and after the Effective Time, E*TRADE will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Web Street pursuant to the provisions of any indemnification agreements between Web Street and its directors or officers in effect as of the Effective Time, and any indemnification provision under Web Street’s Certificate of Incorporation or Bylaws as in effect on the date of the Merger Agreement (or indemnification provisions at least as favorable as the provisions of the Web Street Certificate of Incorporation). Furthermore, E*TRADE has agreed to maintain for six years after the Effective Time, subject to certain cost limitations, a policy of directors’ and officers’ liability insurance covering the current directors and officers of Web Street against all claims arising out of actions and omissions occurring on or prior to the Effective Time.

The Merger Agreement

          A summary of the material terms of the Merger Agreement is contained under the caption “The Merger Agreement and the Stockholder Agreement” in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors

          At a meeting held on May 18, 2001, the members of the Board of Directors of Web Street (the “Web Street Board”), voted to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Web Street and its stockholders.

          The Web Street Board unanimously recommends that the Web Street stockholders accept the Offer and tender their shares pursuant to the Offer.

          A letter to Web Street’s stockholders communicating the Web Street Board’s recommendation is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

Background

          In March 2001, Joseph J. Fox and Avi Fox, Web Street’s co-chief executive officers, began reevaluating Web Street’s strategy and operations, and various opportunities to increase stockholder value, in light of their view that the online brokerage industry was entering a period of consolidation.

           Before exploring opportunities in the market, Messrs. Fox consulted with Web Street’s Joseph A. Barr, president, chief financial officer and treasurer, Stuart Cohn, executive vice president and general counsel, William J. Mania, executive vice president and chief technology officer, and D. Jonathan Rosenberg, executive vice president and chief operating officer, and the outside members of the Web Street Board. Web Street’s executive management discussed what it viewed as Web Street’s particular areas of advantage over other online brokers, including the prior conversion of Web Street Securities, Inc. (a wholly-owned subsidiary of Web Street) to a self-clearing broker dealer, its branch offices in Beverly Hills, Denver and Boston, and the soon-to-be opened San Francisco branch office, its proprietary technology and its business affiliations with brokerage firms in Germany and elsewhere outside the U.S. Web Street’s executive management also discussed that, given the amount of capital needed to grow the business, and the general direction of the capital markets, a potential business combination might present a better opportunity to increase stockholder value than remaining as a stand alone entity.

          At the same time, executive management and the Web Street Board agreed that, pending completion of a strategic alternative, Web Street would maintain its efforts to increase stockholder value by continuing to develop and market its products and services. Toward that end, during March and April 2001, management increased certain marketing efforts, worked to enhance Web Street’s proprietary technology, and extended operations to offer correspondent clearing and direct access trading for customers. During late March 2001 and early April 2001, Web Street also streamlined its workforce and worked to reduce overall costs. During this time period, capital market conditions continued to generally decline.

          At the end of March 2001, Joseph Fox and Avi Fox attended the UBS Warburg Financial Technology Trade Show in New York City. During that visit, Messrs. Fox visited the newly-opened E*TRADE trading store in Manhattan and left favorably impressed. They agreed that, because of, among other features, its developing branch office networks, Web Street might be highly complementary to E*TRADE.

          In late March 2001, a representative of a large, publicly traded online brokerage firm contacted Joseph Fox and asked whether the Web Street Board would be interested in discussing an acquisition. Mr. Fox indicated that the Web Street Board would be willing to consider a transaction that made strategic sense and benefited Web Street stockholders. The same representative contacted Mr. Fox on April 12, 2001 and indicated that the firm was interested in discussing a stock transaction but that the purchase price could not exceed a specified price level that represented a modest premium to Web Street’s then current trading price. After consulting with the Web Street Board and executive management, and given what the Web Street Board considered to be the limited strategic appeal and the inadequacy of the price, Mr. Fox advised the firm’s representative that Web Street was not interested in pursuing such a transaction.

          In early April, 2001, Messrs. Fox met with Web Street’s executive management group to discuss approaching E*TRADE with a proposal. During this meeting, the grand opening of E*TRADE’s Manhattan trading store and E*TRADE’s stated plans to open ten domestic “superstores” and ten international trading stores was discussed. Web Street’s executive management agreed that an effort should be made to contact E*TRADE’s senior management.

          Within the week, Joseph Fox called Scott Appleby, a research analyst in the online brokerage sector who Mr. Fox understood had a relationship with E*TRADE, and requested that Mr. Appleby arrange a meeting with E*TRADE’s senior management. Mr. Appleby contacted Jerry Gramaglia, President and Chief Operating Officer of E*TRADE, and scheduled the meeting.

          On April 10, 2001, Joseph Fox received an unsolicited inquiry from an affiliate of another large, online brokerage firm. That firm was not willing to offer an acceptable premium to Web Street’s stockholders and, after consulting with the Web Street Board and executive management group, Mr. Fox advised the firm that Web Street was not interested in pursuing a transaction.

          On Thursday, April 12, 2001, Scott Appleby met with Jerry Gramaglia to introduce the idea of the acquisition of Web Street by E*TRADE. Mr. Gramaglia agreed to set up a meeting between E*TRADE and Web Street representatives at E*TRADE’s Menlo Park offices.

           On April 16, 2001, Joseph Fox and Scott Appleby met at E*TRADE’s Menlo Park offices with Jerry Gramaglia, Harold Shelton, E*TRADE’s Vice President of Finance and Marketing, and Pamela Kramer, Chief Global Product and Content Officer. At the meeting, Joseph Fox spoke about Web Street’s operating and compliance history and discussed Web Street’s potential value to E*TRADE. The E*TRADE officers indicated their potential interest in acquiring Web Street provided that a favorable price and other terms and conditions could be agreed upon.

          On April 19, 2001, Scott Appleby advised Joseph Fox that Larry Fox, E*TRADE’s Vice President Finance—Corporate Business Analysis and M&A, would be leading the E*TRADE team in the continuing discussions. As discussions progressed, Joseph Fox and Avi Fox consulted with the Web Street Board and executive management group, and the Web Street Board members advised Messrs. Fox to continue to pursue this transaction.

          On April 23, 2001, E*TRADE and Web Street signed a confidentiality agreement.

          On April 23 and April 25, 2001, Larry Fox and Scott Appleby discussed the broad parameters of a potential transaction between the parties.

          On May 1, 2001, Web Street signed an agreement to negotiate exclusively with E*TRADE until May 18, 2001, based upon a non-binding term sheet describing a proposed transaction, which E*TRADE countersigned on May 3, 2001.

          On May 1, 2001, Larry Fox submitted due diligence requests to Web Street.

          On May 3 and May 4, 2001, the parties met in Web Street’s headquarters in Deerfield, Illinois to discuss the proposed transaction and to begin due diligence review, which continued through the execution of the Merger Agreement.

          On May 9, 2001, Joseph Fox and William Mania from Web Street and Larry Fox, Anton Leroy, Curt Smith and Wade Cooperman from E*TRADE participated in a conference call concerning possible business integration strategies and due diligence matters.

          On May 11, 2001, members of the Acquisition Committee of E*TRADE were briefed on the status of transaction negotiations by Larry Fox.

          On the evening of May 12, 2001, E*TRADE provided Web Street’s management and legal counsel with a draft merger agreement.

          On May 14, 2001, Joseph Fox and Scott Appleby on behalf of Web Street, and Larry Fox and Jarrett Lilien of E*TRADE, discussed transaction issues and potential business integration plans.

          On May 15, and again on May 17, 2001, the Web Street Board met with management, legal counsel and Houlihan Smith & Company, Inc. (“Houlihan”), which presented its opinion to the effect that, subject to the matters set out in such opinion, the consideration to be paid pursuant to the Merger Agreement is fair, from a financial point of view, to Web Street’s stockholders.

          On May 17, 2001, E*TRADE representatives and their legal counsel discussed tax, regulatory and other legal issues related to the Offer and the Merger.

          On May 18, 2001, the Web Street Board approved the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and recommended that the holders of Web Street Common Stock accept the Offer and tender their shares of Web Street Common Stock pursuant to the Offer.

          On May 18, 2001, the Finance Committee of the Board of Directors of E*TRADE held a telephonic meeting and discussed the terms and conditions of the Offer and the Merger as set forth in the Merger Agreement and other transaction documents. Pursuant to authority granted by the full E*TRADE Board of Directors, the Finance Committee unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

          On May 20, 2001, the parties signed the Merger Agreement.

          On May 21, 2001, prior to the opening of the Nasdaq National Market and the New York Stock Exchange, E*TRADE and Web Street issued a joint press release announcing the execution of the Merger Agreement.

          On June 4, 2001, Opus commenced the Offer.

Reasons for the Board’s Recommendation

          In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending that all holders of Web Street Common Stock accept the Offer and tender their shares of Web Street Common Stock pursuant to the Offer, the Web Street Board considered a number of factors, including:

          (i)  the complementary strategies and direction of Web Street and E*TRADE;

          (ii)  the opportunity for the holders of Web Street Common Stock to participate in a larger and more diversified company and, as stockholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

          (iii)  the Web Street Board’s expectation that the addition of Web Street’s operations to E*TRADE would likely increase the overall value and profitability of E*TRADE, tending to produce greater stockholder value for Web Street’s stockholder;

          (iv)  the economics of the online trading, investing and financial services industry, and the belief of the Web Street Board that greater size and resources will increasingly be required for companies to compete successfully in this industry;

          (v)  the increasing competition that Web Street faces from both existing and potential competitors, many of which have greater assets and resources than Web Street;

          (vi)  historical information, including public reports concerning results of operations filed with the SEC, concerning E*TRADE’s and Web Street’s respective businesses, financial performance and condition, operations, technology, management and competitive position;

          (vii)  current financial market conditions and historical market prices, volatility and trading information with respect to the E*TRADE Common Stock and the Web Street Common Stock;

          (viii)  the impact of the Offer and the Merger on Web Street’s customers;

          (ix)  the Exchange Ratio for the Offer and the Merger representing a premium of 114.36% over the closing price of the Web Street Common Stock on the Nasdaq National Market on May 18, 2001, the last full trading day prior to the Web Street Board’s approval of the Merger Agreement, as well as 147.46% and 183.35% premiums over the average of the closing prices for the ten and thirty trading days, respectively, ending on May 18, 2001;

          (x)  the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide Web Street stockholders with an opportunity to receive shares of E*TRADE Common Stock on an accelerated basis;

          (xi)  the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations, are fair and reasonable;

           (xii)  the likelihood that the Offer and Merger would be consummated, including the limited conditions to the Offer, as well as the experience, reputation and financial condition of E*TRADE;

          (xiii)  reports from management, legal advisors and financial advisors as to the results of their due diligence investigation of E*TRADE; and

          (xiv)  the presentation of Houlihan and the opinion of Houlihan to the effect that, subject to the matters set out in such opinion, the consideration to be paid pursuant to the Merger Agreement is fair, from a financial point of view, to Web Street’s stockholders.

          The Web Street Board also considered the terms of the Merger Agreement regarding Web Street’s rights to consider and negotiate other acquisition proposals, as well as the possible effects of the provisions regarding termination fees. In addition, the Web Street Board was advised that the Offer and Merger should qualify as a reorganization for federal income tax purposes, in which case Web Street stockholders would generally not recognize gain or loss on the exchange of their Web Street Common Stock for E*TRADE Common Stock. The Web Street Board also considered various alternatives to the Offer and the Merger, including remaining as an independent company. The Web Street Board believed that these factors supported its recommendation of the Offer and the Merger when viewed together with the risks and potential benefits of the Offer and the Merger. The Web Street Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Offer and the Merger, including, but not limited to:

          (i)  the risk that the potential benefits sought in the Offer and the Merger might not be fully realized;

          (ii)  certain risks applicable to E*TRADE’s business (see the information contained under the caption “Risk Factors” in the Prospectus);

          (iii)  the possibility that the Offer and the Merger might not be completed, and the effect of public announcement of the Offer and the Merger on Web Street’s customers, sales and operating results, and its ability to attract and retain key operating and management personnel; and

          (iv)  the substantial charges to be incurred in connection with the Offer and the Merger, including costs of integrating the businesses and transaction expenses arising from the Offer and the Merger.

          The Web Street Board believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

          The foregoing discussion of the information and factors considered by the Web Street Board is not intended to be exhaustive but is believed to include the material factors considered by the Web Street Board. In view of the wide variety of factors, both positive and negative, considered by the Web Street Board, the Web Street Board did not find it practical to, and did not, quantify or otherwise assign relative weight to the specific factors considered. Rather, the Web Street Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Web Street Board. In addition, individual members of the Web Street Board may have given different weight to different factors.

Opinion of Houlihan Smith & Company, Inc.

          Web Street retained Houlihan in connection with the proposed Offer and Merger as a financial advisor to render an independent fairness opinion (the “Opinion”) to the Web Street Board of Directors. The purpose of the Opinion was to advise the Web Street Board whether, in the opinion of Houlihan, the Exchange Ratio is fair to Web Street stockholders from a financial point of view. The terms of the Offer and Merger resulted from the negotiations between Web Street and E*TRADE, and Houlihan did not participate in such determination. The Opinion was based upon a review of the companies from a financial point of view. As described below, in the opinion of Houlihan, the Merger, as described in this Schedule 14D-9, is fair, from a financial point of view, to the stockholders of Web Street as of the date of the Opinion.

          The full text of the Opinion, dated May 20, 2001, is attached as Schedule II. The Opinion contains a description of the matters considered by Houlihan and the limits of its review. Web Street stockholders are encouraged to read the Opinion carefully and in its entirety.

           The Opinion is for the information of the Web Street Board in connection with its evaluation of the Offer and the Merger, and it does not constitute a recommendation to the Web Street Board to proceed with the Merger. Additionally, the Opinion does not constitute a recommendation to any holder of Web Street Common Stock as to how that holder should vote with respect to the Merger. The Opinion relates solely to the question of fairness to Web Street stockholders, from a financial point of view, as to the Exchange Ratio as defined in the Merger Agreement. Further, Houlihan expresses no opinion as to the structure, terms or effect of any other aspect of the Merger, including, without limitation, any effects resulting from the application of any bankruptcy proceeding, fraudulent conveyance, or other international, federal or state insolvency law, or of any pending or threatened litigation affecting Web Street or E*TRADE. Houlihan also expresses no opinion as to the tax consequences of the Offer or Merger.

          In arriving at the Opinion, Houlihan, among other things:

          (i)  reviewed certain publicly available financial and other data with respect to Web Street and E*TRADE, including but not limited to Web Street’s and E*TRADE’s recent filings with the Securities and Exchange Commission, including the consolidated financial statements for recent years, and for the most recent fiscal quarters for which published results are available and certain other relevant financial and operating data relating to Web Street and E*TRADE made available to Houlihan from published sources and from the internal records of Web Street;

          (ii)  reviewed the financial terms and conditions of the Merger Agreement in the form presented to Houlihan from Web Street senior management;

          (iii)  reviewed the financial projections of Web Street, including certain assumptions and conditions prepared and furnished to Houlihan by Web Street senior management;

          (iv)  reviewed historical market prices and trading volume for Web Street common stock and E*TRADE common stock;

          (v)  held discussions with members of senior management of Web Street with respect to the historical and current financial condition and operating results, as well as the business and future prospects, of Web Street as a stand-alone entity;

          (vi)  compared Web Street from a financial point of view with certain other publicly-traded companies in the online brokerage industry that Houlihan deemed to be relevant;

          (vii)  compared the proposed financial terms of the Offer and Merger with the financial terms of certain other business combinations Houlihan deemed relevant; and

          (viii)  conducted such other studies, analyses, inquiries and investigations as Houlihan deemed appropriate.

          During Houlihan’s review, it relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial and other information provided, and further relied upon the representations of Web Street senior management that they are unaware of any facts that would make the information provided to Houlihan incomplete or misleading for the purposes of the Opinion. Houlihan has further relied upon the accuracy of publicly available financial data. Houlihan has not assumed responsibility for any independent verification of this information nor assumed any obligation to verify this information. Houlihan has assumed that the financial projections provided by Web Street senior management in connection with the rendering of the Opinion were reasonably prepared using assumptions that reflect the best currently available estimates and good faith judgments of Web Street senior management, at the date of the Opinion, with respect to the future financial performance of the Company, on a stand-alone basis. Houlihan assumes no responsibility for and expresses no view as to the forecasts or the assumptions on which they were based. Houlihan did not perform an independent evaluation or appraisal of the assets of the Company.

          The Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Houlihan as of, the date of the Opinion. Houlihan has disclaimed any obligation to advise the Web Street Board or any person of any change in any fact or matter affecting the Opinion which may come or be brought to its attention after the date of the Opinion.

          Each of the analyses conducted by Houlihan was carried out to provide a different perspective on the Merger, and to enhance the total mix of information. Houlihan did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the Web Street shareholders. Houlihan did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses taken as a whole, supported its determination. Accordingly, Houlihan believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the process underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

          Selected Guideline Public Company Analysis.    Using publicly available information, Houlihan compared selected financial data of Web Street with similar data for selected publicly traded companies (the “Online Brokerage Peers”) engaged in businesses which Houlihan judged to be reasonably comparable to those of Web Street. Houlihan believes that the eight companies listed below have operations similar to some of the operations of Web Street, but noted that none of these companies have the same management, composition, size or combination of business as Web Street:

          • Charles Schwab Corp.
          • TD Waterhouse Group, Inc.
          • E*TRADE Group, Inc.
          • Ameritrade Holding Corp.
          • Siebert Financial Corp.
          • A.B. Watley Group
          • Stockwalk Group
          • J.B. Oxford Holdings, Inc.

          These companies were selected because of their operating, organizational and overall business similarities with Web Street. The median, high and low valuation multiples for the Online Brokerage Peer Group were determined. Based upon a review of that information and closing stock prices on May 14, 2001, Houlihan determined that Web Street generally traded below the median valuation level of its peer group; however, the valuation of the Offer and Merger is only slightly below the median and well within the range of the peer group.
	Exchange Offer	Web Street Current Price

Online Brokerage Peers

			Median	Low	High

Equity Value to:
TTM Revenue	1.81x	0.73x	2.47x	0.29x	5.17x
Book Value	2.10x	0.85x	2.58x	0.74x	9.46x

Note:	“TTM” means the trailing twelve months ended March 31, 2001, and “Book Value” was determined as of March 31, 2001.

          Houlihan also calculated a range of imputed values for the equity of Web Street based on the ratios for the Online Brokerage Peers. This analysis resulted in a range of imputed values for the equity of Web Street of between $7.0 million and $206 million. Houlihan noted that the equity valuation of the Offer and Merger of $45 million is within such range.

          Houlihan also reviewed two other relevant valuation metrics for the largest online brokerage firms and compared those to the valuation implied by the Offer and Merger. These metrics are Enterprise Value (defined as equity value plus the principal of interest bearing debt) to the number of core accounts, and Enterprise Value to the value of client assets.

	Enterprise Value/ Core Accounts	Enterprise Value/ Client Assets
Ameritrade	$1,236	6.0%
CSFB Direct	948	2.2%
E*TRADE	1,043	8.4%
Charles Schwab	3,798	3.3%
TD Waterhouse	1,721	3.3%

Median	$1,236	3.3%
Web Street/E*TRADE
Merger Consideration	$1,304	9.6%
Premium over median	5.5%	187.0%

          Selected Guideline Transaction Analysis.    Several thousand transactions were screened in an attempt to find business combinations involving companies similar to Web Street. Typically, financial information is not disclosed for private transactions, so this analysis is limited to analyzing transactions involving public companies for which financial and valuation data is publicly disclosed. Using publicly available information, Houlihan examined the following transactions involving brokerage firms (the “Guideline Transactions”):

Acquiror	Target
MONY Group, Inc.	Advest Group, Inc.
Royal Bank of Canada	Dain Rauscher Corp.
Deutsche Bank AG	National Discount Brokers
E*TRADE Group, Inc.	TIR Limited
Gilman & Ciocia, Inc.	North Shore Capital Management
GlobalNet Financial.com, Inc.	Dalton Kent Securities Group, Inc.
Lotus Pacific, Inc.	U.S. Securities & Futures Group, Inc.
Omega Research, Inc.	Online Tradinginc.com Corp.
Pinnacle Global Group, Inc.	Blackford Securities Corp.
vFinance.com, Inc.	Colonial Direct Financial Group
Waddell & Reed Financial, Inc.	The Legend Group of Companies

          The median, high and low valuation multiples for the Guideline Transactions were determined. Based upon a review of that information, Houlihan determined that Web Street generally traded well below the median level of these transactions, however the valuation of the Offer and Merger is split with one multiple well above the median and the other slightly below the median.
	Exchange Offer	Web Street Current Price

Guideline Transactions

			Median	Low	High

Equity Value to:
TTM Revenue	1.81x	0.73x	0.95x	0.43x	25.64x
Book Value	2.10x	0.85x	2.58x	0.74x	9.46x

          Note: “TTM” means the trailing twelve months ended March 31, 2001, and “Book Value” was determined as of March 31, 2001.

          Houlihan calculated a range of imputed values for the equity of Web Street based on the ratios for the Guideline Transactions. This analysis resulted in a range of imputed values for the equity of Web Street of between $10.5 million and $518.1 million. Houlihan again noted that the equity valuation of the Offer and Merger was $45 million, well within such range.

           Precedent Premium Analysis.    Using publicly available information, Houlihan examined several additional transactions involving publicly traded brokerage and investment management firms to determine premiums paid in these transactions over the applicable stock price of the target company one day prior to the announcement of the acquisition offer:

Acquiror	Target
Deutsche Bank AG	National Discount Brokers
E*TRADE Group Inc.	VERSUS Technologies, Inc.
First Union Corp.	JW Genesis Financial Corp.
Franklin Resources Inc.	Fiduciary Trust Co. International
Franklin Resources Inc.	Bissett & Associates Investment Mgt.
Legg Mason Inc.	Perigee Inc.
Metropolitan Life Insurance Co.	Conning Corp.
MONY Group Inc.	Advest Group Inc.
Old Mutual PLC	United Asset Management Corp.
PA Consulting Group	Hagler Bailly Inc.
Regions Financial Corp.	Morgan Keegan Inc.
ReliaStar Financial Corp.	Lexington Global Asset Managers Inc.
Royal Bank of Canada	Dain Rauscher Corp.

          The following table summarizes the premiums indicated from the above transactions:

	Median	Low	High
Premium to One Day Share Price	41.1%	1.6%	94.1%

          Houlihan noted that the consideration to be received by Web Street stockholders based on the Exchange Ratio of .1864 and the May 18, 2001 price of E*TRADE, is $1.7149 per share. This represents a premium of 114.4% over the closing price as of the last trading date prior to the date of the Opinion, a premium of 145.0% over the closing price on May 16, 2001 (the date Houlihan issued its verbal opinion).

          Discounted Cash Flow Analysis.    Houlihan performed a discounted cash flow (“DCF”) analysis for Web Street using management’s projections on a stand-alone basis. The discounted future net cash flow was calculated assuming a weighted average cost of capital (discount rate) of 18.61%, developed using the capital asset pricing model, and was comprised of the sum of the present values of:

•	the projected unlevered net free cash flows for the years 2001 through 2005 and

•	the anticipated future 2005 terminal value. The terminal value was determined by calculating multiples of projected 2005 net free cash flow ranging from 6.0x to 8.0x.

          This analysis implies a reference range of prices per share of Web Street from $1.05 per share to $1.42 per share. Houlihan tested the sensitivity of the values for Web Street on a stand-alone basis by varying certain key assumptions. The reference range was not materially changed by reasonable variations of key assumptions.

           Historical Stock Price Analysis.    Houlihan reviewed the daily closing market price and trading volume of each of Web Street and E*TRADE common stock over the historical 30 day, 90 day, one-year, and two year periods ending May 14, 2001. Houlihan calculated the historical average and weighted average prices over these historical periods as follows:

	E*TRADE	Web Street
30 Day Average	$9.04	$0.58
30 Day Weighted Average	$9.01	$0.62
90 Day Average	$8.58	$0.72
90 Day Weighted Average	$8.47	$0.73
1 Year Average	$13.06	$1.63
1 Year Weighted Average	$13.47	$1.70
2 Year Average	$20.90	N/A
2 Year Weighted Average	$23.35	N/A

          Houlihan noted that the value of the consideration in the Offer and Merger represents a considerable discount from the $11.00 share price of Web Street’s IPO. Accordingly, Houlihan calculated the change in the stock price of each of the Guideline Companies for both the period since the Web Street IPO (November 19, 1999 to May 14, 2001), as well as from its respective 52-week high to illustrate that the entire industry has experienced similar declines in share price.

	Return Since 11/19/99	Return from 52-week high
Web Street/E*TRADE Merger Consideration	(84.4)%	(54.3)%
JB Oxford	(82.1)%	(70.2)%
Stockwalk.com	(81.3)%	(92.8)%
Ameritrade	(70.6)%	(61.6)%
E*TRADE	(75.5)%	(60.0)%
Siebert Financial	(71.8)%	(49.7)%
TD Waterhouse Group	(39.7)%	(46.7)%
Charles Schwab	(35.3)%	(51.5)%
AB Watley	(20.6)%	(61.0)%

          Houlihan, a member of the National Association of Securities Dealers, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Houlihan will receive a non-contingent fee plus reimbursement for all reasonable out-of-pocket expenses from Web Street relating to its services in providing the Opinion. Under the terms of the agreement, Web Street also agreed to indemnify, defend and hold Houlihan harmless if Houlihan becomes involved in any way in any legal or administrative proceeding related to the services Houlihan provided in rendering the Opinion.

Intent to Tender

          To the knowledge of Web Street, after reasonable inquiry, all executive officers and directors of Web Street will tender, pursuant to the Offer, all shares of Web Street Common Stock held of record or beneficially owned by them. Avi Fox and Joseph J. Fox. who together own approximately 40.7% of the outstanding shares of Web Street Common Stock as of May 20, 2001, have signed the Stockholder Agreement under which they have agreed to tender their shares of Web Street Common Stock in the Offer.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          Web Street engaged Houlihan as its financial advisor, pursuant to the terms of a letter agreement dated May 3, 2001 (the “Houlihan Letter Agreement”), to render a fairness opinion in connection with the Merger. Pursuant to the terms of the Houlihan Letter Agreement, Web Street agreed to pay Houlihan a non-contingent fee of $75,000. In addition, Web Street agreed to reimburse Houlihan for all reasonable out-of-pocket expenses incurred by Houlihan relating to its services in providing the Opinion. Under the terms of the Houlihan Letter Agreement, Web Street also agreed to indemnify, defend and hold Houlihan harmless if Houlihan becomes involved in any way in any legal or administrative proceeding related to the services Houlihan provided in rendering the Opinion.

          On May 9, 2001, Web Street engaged Scott Appleby to provide advisory services to Web Street in connection with Merger Agreement negotiations with E*TRADE (the “Appleby Letter Agreement”). Pursuant to the terms of the Appleby Letter Agreement, Web Street agreed to pay Scott Appleby a fee of $1,000,000 upon the closing of the Merger.

          Except as set forth above, neither Web Street nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          No transactions in the Shares have been effected during the past 60 days by Web Street or any of its executive officers, directors, affiliates or subsidiaries, except as follows:

          (i)  D. Jonathan Rosenberg, Executive Vice President, Chief Operating Officer and Director of Web Street, received 186,697 shares of Web Street Common Stock on May 17, 2001, pursuant to a deferred stock award under the Web Street, Inc. 1999 Stock Incentive Plan;

          (ii)  William J. Mania, Executive Vice President and Chief Technology Officer of Web Street, received 37,106 shares of Web Street Common Stock on May 17, 2001, pursuant to a deferred stock award under the Web Street, Inc. 1999 Stock Incentive Plan, and exercised options to purchase 37,500 shares of Web Street Common Stock, at an exercise price of $0.053 per share, on May 17, 2001; and

          (iii)  Stuart A. Cohn, Executive Vice President, General Counsel and Secretary of Web Street, exercised options to purchase 166,251 shares of Web Street Common Stock, at an exercise price of $0.053 per share, on May 17, 2001.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          Except as set forth in this Schedule 14D-9, Web Street is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of shares of Web Street Common Stock by Web Street, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Web Street or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Web Street or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Web Street.

          There are no transactions, resolutions of the Web Street Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

          Under Delaware law, if Opus becomes the owner of 90% of the outstanding shares of Web Street Common Stock, Opus will be able to effect the Merger without approval of Web Street’s stockholders. However, if Opus does not become the owner of 90% of the outstanding shares of Web Street Common Stock, a meeting of stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Merger Agreement) is satisfied, Opus will be able to approve the Merger without the vote of any other stockholder.

          The Information Statement attached hereto as Schedule I is being furnished to Web Street’s stockholders in connection with the possible designation by E*TRADE, pursuant to the Merger Agreement, of certain persons to be appointed to the Web Street Board other than at a meeting of Web Street’s stockholders, and such information is incorporated herein by reference.

          The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION
ABOUT E*TRADE AND WEB STREET

          E*TRADE and Web Street file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room	North East Regional Office	Midwest Regional Office
450 Fifth Street, N.W.	7 World Trade Center	500 West Madison Street
Suite 1024	Room 1300	Suite 1400
Washington, D.C. 20549	New York, New York 10048	Chicago, Illinois 60661-2511

          You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

          The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like E*TRADE and Web Street, who file electronically with the SEC. The address of that site is http://www.sec.gov.

          The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9.    EXHIBITS.

(a)(1)	Prospectus, dated June 4, 2001 (incorporated herein by reference to the prospectus included in the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).

(a)(3)	Co-Chairmen’s Letter to Stockholders of Web Street, dated June 4, 2001.*

(a)(4)	Press Release of Web Street, dated May 21, 2001 (incorporated herein by reference to Web Street’s Form 425 filed May 21, 2001).

(e)(1)
Agreement and Plan of Merger, dated as of May 20, 2001, among E*TRADE, Opus and Web Street (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).

(e)(2)
Stockholder Agreement, dated as of May 20, 2001, among E*TRADE, Avi Fox and Joseph J. Fox (incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).

(e)(3)	Opinion of Houlihan Smith & Company, Inc. to the board of directors of Web Street, dated May 20, 2001 (included as Schedule II to this Schedule 14D-9).*

(e)(4)	Employment Agreement between Web Street and Joseph J. Fox (incorporated herein by reference to Exhibit 10.6 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(5)
Amendment to Employment Agreement between Web Street and Joseph J. Fox (incorporated herein by reference to Exhibit 10.33 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

(e)(6)	Employment Agreement between Web Street and Avi Fox (incorporated herein by reference to Exhibit 10.7 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(7)
Amendment to Employment Agreement between Web Street and Avi Fox (incorporated herein by reference to Exhibit 10.34 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

(e)(8)	Employment Agreement between Web Street and Joseph A. Barr (incorporated herein by reference to Exhibit 10.8 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(9)
Amendment to Employment Agreement between Web Street and Joseph A. Barr (incorporated herein by reference to Exhibit 10.35 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

(e)(10)	Employment Agreement between Web Street and Stuart A. Cohn (incorporated herein by reference to Exhibit 10.9 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(11)	Employment Agreement between Web Street and William J. Mania (incorporated herein by reference to Exhibit 10.10 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(12)
Employment Agreement between Web Street and D. Jonathan Rosenberg (incorporated herein by reference to Exhibit 10.11 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(13)	Employment Agreement, dated as of February 1, 2001, between Web Street and Harleigh Mandel.

(e)(14)
Form of Escrow Agreement to be entered into among E*TRADE, Joseph J. Fox, Avi Fox, Joseph Barr, Stuart Cohn, William Mania, D.J. Rosenberg, Harleigh Mandel and American Stock Transfer and Trust Co., as Escrow Agent.

(e)(15)	Form of Rule 145 Affiliate Letter to be entered into between E*TRADE and each of the directors and executive officers of Web Street.

(e)(16)	Form of Non-Competition Agreement to be entered into among E*TRADE, Avi Fox and Joseph J. Fox.

(e)(17)
Form of Indemnification Agreement entered into by Web Street with each of its director and executive officers (incorporated herein by reference to Exhibit 10.12 of Web Street’s Registration Statement on Form S-1/A, Registration No. 333-85849).

(e)(18)	Promissory Note, dated March 16, 1999, in favor of WebStreet.com, Inc., made by Avi Fox.

(e)(19)	Promissory Note, dated March 16, 1999, in favor of WebStreet.com, Inc., made by Joseph Fox.

(e)(20)	Non-Negotiable Promissory Note, dated January 16, 2001, in favor of Web Street, Inc., made by Avi Fox.

(e)(21)	Non-Negotiable Promissory Note, dated January 16, 2001, in favor of Web Street, Inc., made by Joseph Fox.

(e)(22)	Letter Agreement, dated March 15, 2001, between Web Street, Inc. and Avi Fox.

(e)(23)	Letter Agreement, dated March 15, 2001, between Web Street, Inc. and Joseph Fox.

(e)(24)	Non-Negotiable Collateral Promissory Note, dated July 29, 1999, in favor of WebStreet.com, Inc., made by D. Jonathan Rosenberg.

(e)(25)	Non-Negotiable Promissory Note, dated January 19, 2001, in favor of Web Street, Inc., made by D. Jonathan Rosenberg.

(e)(26)	Non-Negotiable Collateral Promissory Note, dated December 30, 1999, in favor of Web Street, Inc., made by Stuart A. Cohn.

*	Included in copies mailed to stockholders of Web Street.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEB STREET , INC .

By: /s/ Joseph J. Fox

Name: Joseph J. Fox
Title: Co-Chief Executive Officer

Dated:    June 4, 2001
SCHEDULE I

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

GENERAL

          This Information Statement is being mailed on or about June 4, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Web Street, Inc., a Delaware corporation (“Web Street” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by E*TRADE Group, Inc., a Delaware corporation (“E*TRADE”), to a majority of seats on the Web Street Board of Directors (the “Web Street Board”).

          On May 20, 2001, Web Street entered into a Plan and Agreement of Merger (the “Merger Agreement”) with E*TRADE and Opus Acquisition Corp., a Delaware corporation and wholly owned subsidiary of E*TRADE (“Opus”), pursuant to which Opus has commenced an offer to exchange 0.1864 of a share (the “Exchange Ratio”) of E*TRADE common stock, par value $0.01 per share (“E*TRADE Common Stock”), for each outstanding share of common stock, par value $0.01 per share, of Web Street (the “Web Street Common Stock”), for, upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by E*TRADE with the Securities and Exchange Commission (the “SEC”) on June 4, 2001 (the “Prospectus”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

          The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Opus will be merged with and into Web Street (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Web Street Common Stock outstanding immediately prior to the effective time of the Merger (other than Shares held by E*TRADE, Opus or Web Street or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a fraction of a share of E*TRADE Common Stock equal to the Exchange Ratio. As a result of the Offer and the Merger, Web Street will become a wholly-owned subsidiary of E*TRADE.

          This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to E*TRADE, Opus or the E*TRADE Designees (as defined below) has been provided by E*TRADE. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

          Opus commenced the Offer on June 4, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 29, 2001, unless Opus extends it.

THE E*TRADE DESIGNEES

          Effective upon the first acceptance for payment by Opus of shares of Web Street Common Stock pursuant to the Offer, which shall occur as soon as practicable after the Minimum Condition (as defined in the Merger Agreement) and all other conditions to the Offer have been fulfilled, Opus will be entitled to designate the number of directors, rounded up to the next whole number, on the Web Street Board (the “E*TRADE Designees”) that equals the product of (i) the total number of directors on the Web Street Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of shares of Web Street Common Stock owned by E*TRADE or Opus (including Web Street Common Stock accepted for purchase) bears to the total number of shares of Web Street Common Stock outstanding, and Web Street will take all action reasonably necessary to cause E*TRADE’s designees to be elected or appointed to the Web Street Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, provided that, prior to the Effective Time, the Web Street Board will always have at least two members who were directors of Web Street prior to consummation of the Offer and designated by certain stockholders of Web Street (each, a “Continuing Director”). If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy.

          The directors of Opus at the Effective Time shall be the directors of Web Street following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

          E*TRADE has informed Web Street that it will choose the E*TRADE Designees to the Web Street Board from the directors and executive officers of E*TRADE listed below. E*TRADE has informed Web Street that each of the directors and executive officers listed below has consented to act as a director of Web Street, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth below. It is expected that the E*TRADE Designees may assume office following the acceptance for exchange by Opus Acquisition Corp. of the specified minimum number of Shares pursuant to the Offer, which cannot be earlier than June 29, 2001.

          Leonard C. Purkis, 52, has served as E*TRADE’s Chief Financial Officer since September 1998. Mr. Purkis previously served as Chief Financial Officer of Iomega Corporation from 1995 to 1998. Prior to joining Iomega, he served in numerous senior level domestic and international finance positions for General Electric Co. and it subsidiaries, culminating his career there as a Senior Vice President, Finance for GE Capital Fleet Services. A native of Cardiff, Wales, Mr. Purkis is a graduate of the Institute of Chartered Accountants in England and Wales, and began his career as an audit manager at Coopers & Lybrand.

          R. Jarrett Lilien, 39, has served as E*TRADE’s Chief Brokerage and Institutional Services Officer since August of 1999 and added the title of General Manager, Latin America in April of 2001. Prior to joining E*TRADE, Mr. Lilien spent ten years as the Chief Executive Officer of TIR Holdings, which E*TRADE acquired in August 1999. Prior to TIR, Mr. Lilien held positions at Paine Webber and Autranet, a division of Donaldson, Lufkin & Jenrette, Inc. Mr. Lilien holds a Bachelor of Science degree in Economics from the University of Vermont.

          Connie Dotson, 51, has served as E*TRADE’s Chief Quality Service Officer since October 1998. Ms. Dotson joined E*TRADE in 1996 as the Customer Service Manager and was named Vice President in 1997. Prior to joining E*TRADE, Ms. Dotson served as Senior Vice President for CableData Operations, U.S. Computer Services/CableData, Inc., where she was responsible for the planning, organization and control of all CableData operational and support departments including customer service, systems support, new business conversions, training and field services.

          Charles Nalbone, 45, has served as the Vice President, Chief of Global Compliance since June, 2000. Prior to joining E*TRADE, Mr. Nalbone was Managing Director, Chief Compliance Officer of Bear, Stearns & Co., Inc., for 7 years and has spent 24 years in various compliance management positions in the brokerage industry. Additionally, Mr. Nalbone has served as an Executive Committee member of the Securities Industry Association, Compliance & Legal Division and currently holds the position of Vice President of E-Commerce for this industry group.

          Susan T. White, 40, has served as Vice President, Customer Service, since February of 1999. Ms. White served as a consultant to E*TRADE since March of 1995, principally in training and customer service. Ms. White was hired as an associate in August of 1996 and worked as a Customer Service Manager for a year before she was promoted to Director of Integration Services.

INFORMATION CONCERNING THE WEB STREET COMMON STOCK

          As of May 31, 2001, Web Street had 26,346,281 shares of Web Street Common Stock issued and outstanding, with the Web Street Common Stock being Web Street’s only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

INFORMATION CONCERNING DIRECTORS AND OFFICERS OF WEB STREET

          Avi Fox, 36, has been a director of Web Street since its inception in September 1996, sharing the chairman of the board position since June 1999, and sharing the Chief Executive Officer position since May 2000 with Joseph Fox. Mr. Fox served as President from June 1999 to May 2000, after serving as Web Street’s chief executive officer from September 1996 to June 1999. From January 1994 to September 1996, Mr. Fox was chief executive officer of Darwin Financial Group, Incorporated, a Chicago-based private investment banking firm, which operated under the name of A.F. Joseph & Company. Mr. Fox has been a licensed stockbroker since 1987. He graduated from the University of Illinois, Chicago, in 1986 with a B.A. degree in communications. Avi Fox is the brother of Joseph J. Fox.

          Joseph J. Fox, 34, has been chairman of the board of Web Street since its inception in September 1996, sharing the chairman of the board position with Avi Fox since June 1999. Mr. Fox served as Web Street’s chief executive officer since June 1999, sharing the chief executive officer position with Avi Fox since May 2000. Mr. Fox was Web Street’s president from September 1996 to June 1999. From January 1994 to September 1996, he was president of Darwin Financial Group, Incorporated, a Chicago-based private investment banking firm, which operated under the name of A.F. Joseph & Company. Joseph J. Fox is the brother of Avi Fox.

          Fredric J. Graber, 56, has been a director of Web Street since August 1999. From 1992 to 1998, Mr. Graber was principal and general partner of Baker Nye Greenblat, an investment management partnership with capital in excess of $1 billion, where his responsibilities included trading, portfolio management and new business development. Mr. Graber was a partner of Lehman Brothers, Inc. from 1968 to 1976. He graduated from Princeton University in 1964 with a B.A. degree in psychology.

          D. Jonathan Rosenberg, 33, has been a director of Web Street since August 1999, one of Web Street’s executive vice presidents since January 1999 and chief operating officer since March 1999. Mr. Rosenberg served as director of business development from March 1997 to March 1999. Prior to joining Web Street, Mr. Rosenberg was a consultant with Tower Analytics and Investigative Research Consulting. Mr. Rosenberg also worked with Legal Econometrics, Inc., conducting statistical research for members of the Major League Baseball Players Association in their contract arbitration hearings. Mr. Rosenberg graduated from DePaul University, with a B.S. degree in economics.

          Jeffrey S. Stein, 36, has been a director of Web Street since November 2000. Mr. Stein was appointed to serve the remainder of the term of Robert Bernard after Mr. Bernard’s resignation from the Web Street Board in November 2000. Mr. Stein has been a Commodity Options Member of the Chicago Board of Trade since 1990. Mr. Stein graduated from DePaul University in 1988 with a B.B.A. degree in Management.

          Joseph A. Barr, 39, has been president of Web Street since May 2000, treasurer since February 1999, and chief financial officer since July 1998. He served as one of Web Street’s executive vice presidents since February 1999. From July 1993 to July 1998, Mr. Barr was the director of internal audit and financial planning for Safety-Kleen Corp., an environmental and industrial services company listed on the New York Stock Exchange. Previously, Mr. Barr was an audit and financial consulting manager in the Chicago office of Arthur Andersen LLP, serving publicly held, multinational clients. He graduated in 1983 from the University of Illinois at Urbana-Champaign with a B.S. degree in accountancy. Mr. Barr is a certified public accountant and is our designated Series 27 financial and operations principal.

          Stuart A. Cohn, 48, joined Web Street as general counsel in February 1998. He has been an executive vice president since January 1999. Prior to joining Web Street, from February 1994 Mr. Cohn practiced law at his own firm in Chicago. He graduated from the University of Chicago College in 1975, the University of Chicago Graduate School of Business in 1977, and the University of Chicago Law School in 1980. Mr. Cohn holds a certified public accountant certificate in Illinois.

          William J. Mania, 39, has been chief technology officer of Web Street since June 1997 and one of Web Street’s executive vice presidents since June 1999. From 1993 to 1997, Mr. Mania worked as chief systems manager for ABN•AMRO Bank in Chicago. From 1990 to 1993, Mr. Mania worked at Hull Trading Company as manager of operations and system administration. Mr. Mania received a B.S. degree in computer science from Michigan Tech University and a master’s degree in computer science from DePaul University.

Director Compensation

          Upon first being elected to the Web Street Board, each director who is not an employee, officer or consultant is granted, under the 1999 Stock Incentive Plan (“1999 Plan”), stock options to purchase 20,000 shares of common stock at the fair market value of the common stock as of the date of issuance of the stock options, subject to vesting as described below.

          Three business days following the date of each annual meeting of the stockholders of Web Street, each outside director who is re-elected or continues to serve as a director because his or her term has not expired is automatically granted stock options to purchase 5,000 shares of common stock pursuant to the 1999 Plan, subject to vesting as described below. However, no automatic annual meeting grant is made to an outside director in the year he or she is first elected to the Web Street Board. The options granted to outside directors under the 1999 Plan upon joining the Web Street Board vest in four equal installments: on the date of grant and each of the first three anniversaries after that date, as long as the director continues to serve on the Web Street Board. Half of the options granted to outside directors at each annual meeting will become exercisable on the date of grant and the other half will become exercisable on the first anniversary of that date, if, as of that anniversary date, the director continues to serve on the Web Street Board. In addition, Web Street may from time to time make discretionary option grants to its outside directors for services rendered. In February 2001, Web Street made a grant to Fredric J. Graber, one of its outside directors, of an option to purchase 12,500 shares of common stock for his services to Web Street as a director. All options granted under the 1999 Plan to outside directors expire upon the earliest of: (1) ten years from the date of grant, (2) ninety days after termination of services for any reason other than death, disability or retirement on or after age 65, or (3) one year after termination due to death, disability or retirement on or after age 65.

          Web Street also pays each of the outside directors an annual fee of $5,000. In addition, Web Street pays each outside director $1,000 for each board meeting attended and $1,000 for each committee meeting attended. However, Web Street pays only a $500 fee for a committee meeting held the same day as a board meeting. Web Street reimburses all outside directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Board Meetings and Committees

          During the year ended December 31, 2000, the Web Street Board held five meetings. Each current director attended 100% of the aggregate number of Web Street Board meetings held (during the period in which he was a director) (Robert Bernard, who has since resigned from the Board, did not attend the third of the three meetings held during the period in which he was a director in 2000) and the total number of committee meetings on which each director served that were held (during the period in which he was a member of the committees) during 2000.

           The Web Street Board has established an Audit Committee and a Compensation Committee, each consisting entirely of outside directors.

          The Audit Committee performs the following roles for Web Street: (1) recommends the independent public accountants to the Web Street Board for engagement; (2) reviews the plan, scope and results of the accountants’ annual audit; (3) reviews its internal controls, functions and financial management policies with the accountants; (4) reviews its insider trading policy; (5) reviews financial information before public disclosure or filing with the Securities and Exchange Commission; and (6) reports to the Web Street Board regarding these matters. The members of the Audit Committee are Jeffrey S. Stein and Fredric J. Graber. The Audit Committee held four meetings in 2000. The Web Street Board has adopted a written charter for the Audit Committee. All the members of the Audit Committee are independent directors within the meaning of The Nasdaq Stock Market rules applicable to Web Street.

          The Compensation Committee performs the following roles for Web Street: (1) establishes guidelines and standards relating to the determination of executive and key employee compensation; (2) reviews Web Street’s executive compensation policies and recommends to the Board of Directors compensation for its executive officers and other employees; and (3) administers the 2000 Stock Plan (the “2000 Plan”), the 1999 Plan, the 1998 Stock Option Plan (the “1998 Plan”), the 1999 Employee Stock Purchase Plan (the “ESPP”) and other stock option agreements, determining the number of shares covered by, and the terms of, stock awards granted to its executive officers, other employees and consultants pursuant to, these plans and agreements. The members of the Compensation Committee are Jeffrey S. Stein and Fredric J. Graber. The Compensation Committee held five meetings in 2000.

Compensation Committee Interlocks and Insider Participation

          Mr. Stein and Mr. Graber were the two members of the Compensation Committee during the last fiscal year. Neither of them is or formerly was an officer or employee of Web Street or any subsidiary, or has had a relationship or engaged in a transaction that would require disclosure under applicable Securities and Exchange Commission (“SEC”) rules. None of the Company’s executive officers has served as a director or member of a compensation committee (or other board committee performing equivalent functions) of any other entity, one of whose executive officers served as one of Web Street’s directors or as a member of Web Street’s Compensation Committee.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

          The following table sets forth, as of May 31, 2001 information with respect to the beneficial ownership of the common stock by (1) each person known by Web Street to own beneficially more than 5% of the outstanding shares of Web Street Common Stock, (2) each Web Street director, (3) Web Street’s co-chief executive officers and the three other most highly compensated (based upon combined salary and bonus) executive officers whose total salary and bonus exceeded $100,000 during 2000 (collectively, with the co-chief executive officers, the “Named Officers”) and (4) all executive officers and directors as a group. Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the SEC’s rules.

Name and Address	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Number of Options Included in Number of Shares Beneficially Owned
Avi Fox(1)	5,543,427	20.9%	125,000
Joseph J. Fox(1)	5,445,827	20.6	125,000
D. Jonathan Rosenberg	608,635	2.3	112,500
Stuart A. Cohn	440,689	1.7	168,750
Joseph A. Barr	331,453	1.2	293,750
William J. Mania	279,081	1.1	202,500
Fredric J. Graber	7,500	*	27,500
Jeffrey S. Stein	17,500	*	5,000

All Directors and Executive Officers as a Group (8 Persons)	12,701,612	46.3%	1,060,000

*	Less than 1%
(1)	The address for Avi Fox and Joseph J. Fox is 510 Lake Cook Rd., Deerfield, IL 60015.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

          Section 16 of the Securities Exchange Act of 1934 requires Web Street’s officers (as defined under Section 16) and directors and persons who beneficially own greater than 10% of a registered class of Web Street equity securities to file reports of ownership and changes in ownership with the SEC. Based solely on a review of the forms received by Web Street and on written representations from reporting persons that no other such forms were required for them, Web Street believes that, during 2000, all Section 16 filing requirements applicable to Web Street’s officers, directors and 10% beneficial owners were timely complied with by these persons.

EXECUTIVE COMPENSATION

          The following table provides information concerning all compensation paid and awarded to the Named Officers for services rendered in all capacities for the years ended December 31, 2000, 1999 and 1998.

Summary Compensation Table(1)

	Annual Compensation				Long-Term Compensation Award
Name and Principal Position	Year		Salary($)	Bonus($)(2)	Other Annual Compensation($)(3)	Securities Underlying Options(#)	All Other Compensation($)(4)
Joseph J. Fox	2000		250,000	375,000	6,825	500,000	—
Co-Chairman and Co-Chief	1999		243,365	180,300	6,886	—	—
Executive Officer	1998		181,304	80,000	—	—	—
Avi Fox	2000		250,000	375,000	6,825	500,000	—
Co-Chairman and Co-Chief	1999		243,941	180,300	8,046	—	—
Executive Officer	1998		181,304	80,000	—	—	—
Joseph A. Barr	2000		200,000	115,000	5,885	275,000	5,287
President, Chief Financial	1999		169,232	65,300	4,414	—	—
Officer and Treasurer	1998	(5)	48,884	10,000	—	225,000	—
Stuart A. Cohn	2000		200,000	115,000	6,125	75,000	5,250
Executive Vice President,	1999		189,231	65,300	4,444	—	—
Corporate Development	1998	(6)	115,865	20,000	—	356,250	—
William J. Mania	2000		200,000	60,000	4,684	150,000	4,000
Executive Vice President	1999		156,827	65,300	4,293	—	—
and Chief Technology Officer	1998		115,406	15,000	—	241,857	—

(1)
In accordance with the rules of the SEC, this table does not include group insurance or other benefits that are available generally to all salaried employees of Web Street, as well as certain perquisites and other benefits received by the Named Officers that do not exceed the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

(2)	For Messrs. Avi and Joseph Fox, 2000 bonus includes payments of $75,000 each in accordance with the terms of their Web Street employment agreements.
(3)	Other annual compensation consists of income taxes reimbursed to the Named Officers for taxable fringe benefits.
(4)	All other compensation consists of Web Street contributions on behalf of the Named Officer to Web Street’s 401(k) plan.
(5)	Mr. Barr began working for Web Street in July 1998 and, therefore, his 1998 compensation was for a partial year.
(6)	Mr. Cohn began working for Web Street in February 1998 and, therefore, his 1998 compensation was for a partial year.

Option Grants in 2000

          The following table provides information concerning the grant of stock options for fiscal year 2000 to the Named Officers.

Option Grants in 2000

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price (per Share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
					5%	10%
Joseph J. Fox	500,000	18.6%	$11.00	6/2/2010	—	—
Avi Fox	500,000	18.6	11.00	6/2/2010	—	—
Joseph A. Barr	275,000	10.2	6.00	6/2/2010	—	$445,258
Stuart A. Cohn	75,000	2.8	6.00	6/2/2010	—	121,433
William J. Mania	150,000	5.5	6.00	6/2/2010	—	242,865

(1)	Includes option grants made to employees under the 1999 Plan (executive officers and directors are not eligible for grants under the 2000 Plan).
(2)
The options were granted on June 2, 2000 at a premium to the fair market value of Web Street Common Stock. The options become exercisable 25% per year over the next four years from the date of the grant or on an accelerated basis for 25% of the underlying shares if the value of one share of Web Street Common Stock appreciates 15% over the exercise price and, following the initial vesting period, other pre-determined share price thresholds.

(3)
The potential realizable value is reported net of the exercise price, but before income taxes associated with the exercise. These amounts represent assumed annual compounded rates of appreciation at 5% and 10% from the fair market value on the date of grant ($2.9375) to the expiration date of the option. There is no assurance provided to any executive officer or stockholder that Web Street Common Stock will appreciate at the assumed 5% and 10% levels, or any other level, over the ten year option term.

Aggregate Option Exercised in 2000 and Year-End 2000 Option Values

          The following table provides information regarding each of the Named Officer’s option exercises in 2000 and unexercised options at December 31, 2000. None of the Named Officers hold stock appreciation rights.

Year-End 2000 Option Values

Name	Shares Acquired on Exercise (#)		Value Realized ($)	Number of Securities Underlying Unexercised Options at Year-End 2000		Value of Unexercised In-The-Money Options at Year-End 2000($)(1)
				Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph J. Fox	—		—	—	500,000	—	—
Avi Fox	—		—	—	500,000	—	—
Joseph A. Barr	—		—	150,000	350,000	—	—
Stuart A. Cohn	—		—	241,250	150,000	$132,002	—
William J. Mania	39,375	(2)	$89,638	82,500	270,000	29,775	—

(1)	The value per option is calculated by subtracting the exercise price per option from the closing price of the common stock on the Nasdaq National Market on December 29, 2000, which was $0.844.
(2)
Under a nonqualified compensation agreement, Mr. Mania deferred receipt of 37,500 shares of common stock and agreed to receive an equivalent number of phantom stock units that convert to an equivalent number of shares of common stock no sooner than September 30, 2001.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

          Effective October 1999, Web Street entered into employment agreements (collectively, the “Employment Agreements”) with each of the Named Officers. Each of the Employment Agreements has a three-year term, which, at the end of each year of the term, is automatically extended by one year, unless Web Street notifies the employee in that year that his Employment Agreement will not be extended. If Web Street gives an employee this notice, his employment will terminate at the end of the then-current term.

          The Employment Agreements were amended in January 2001 by the Web Street Board to provide for annual base salaries of $300,000 for Joseph Fox; $300,000 for Avi Fox; and $250,000 for Joseph Barr. The annual salaries are reviewed each year by the Compensation Committee, but cannot be decreased from the amount in effect in the previous year. The Employment Agreements also give each employee the right to be eligible for annual bonuses determined by the Compensation Committee and to participate in the 1999 Plan and other employee benefit programs. The Employment Agreements impose on each employee post-termination non-competition, non-solicitation and confidentiality obligations.

          The Employment Agreements provide for payments and benefits upon termination of employment in addition to those previously accrued. If the employee’s employment terminates due to death or disability, the employee will receive, instead of a bonus for that year, an amount equal to the average annual bonus paid to him in the three previous years, prorated to reflect the part of the year completed before termination. Also, in case of disability, the employee will continue to participate in our employee benefit plans until age 65.

          If Web Street terminates the employee’s employment other than for cause, including after a change in control, or if the employee terminates employment for good reason, the employee will receive a lump sum cash payment equal to (1) the sum of his then-current annual salary plus an amount equal to the average bonus paid to him for the three previous years multiplied by (2) 2.5, in the case of each of Messrs. Fox and Fox and 1.25, or 1.75 if there has been a change in control, in the case of each of Messrs. Cohn and Mania. Mr. Barr’s Employment Agreement contains terms similar to Messrs. Cohn and Mania, but was amended in 2000 to change the severance payment multiplier in the event of a change of control from 1.75 to 2.0. Also, instead of a bonus for that year, the employee will receive a cash payment equal to his average annual bonus for the previous three years, which, unless the termination occurs within the period beginning 60 days before a change in control and ending two years after a change in control, will be prorated to reflect the part of the year completed before termination. He will also receive continued health, medical and life insurance coverage for one year and, if payments under the employment agreement are subject to the golden parachute excise tax, an additional gross-up amount so that his after-tax benefits are the same as if no excise tax had applied. In this event, Web Street also agrees to use its reasonable best efforts to register the offer and sale of shares of common stock that Joseph J. Fox or Avi Fox, as the case may be, beneficially owns. Messrs. Fox have waived these registration rights in connection with the Offer and the Merger.

Certain Relationships And Related Transactions

          Under unsecured promissory notes dated March 16, 1999, Web Street loaned each of Avi Fox and Joseph J. Fox $110,000 at an annual interest rate of 5%, to be repaid on or before March 16, 2001. As of December 31, 2000, the full principal amount of each of the notes was outstanding. On March 16, 2001 the due date of these loans was extended to March 16, 2003 by letter agreements. Under unsecured promissory notes dated January 16, 2001, Web Street loaned each of Avi Fox and Joseph J. Fox $200,000 at an annual interest rate of 6%, with interest only payable on a quarterly basis. Under the terms of these loans to Messrs. Fox, the entire principal balance and accrued and unpaid interest is payable on or before three years following the date of the loans.

          The January 16, 2001 loans to Messrs. Fox also provide that they, as well as all other then-outstanding loans to each of Messrs. Fox, will be subject to complete forgiveness, grossed up for applicable tax effects, upon attainment of either (i) the sale of Web Street at a per share price, or valuation, that is no less than the lesser of (A) two times the average trailing closing bid price of Web Street Common Stock for the ten trading days immediately preceding the date of signing of a definitive agreement, or (B) $6 per share; or (ii) achievement of calendar year 2001 gross revenues that is no less than fifty percent in excess of calendar year 2000 gross revenues. As a result of the execution of the Merger Agreement and the consummation of the Offer, these loans will be forgiven.

          Under a promissory note secured by Web Street Common Stock dated July 29, 1999, Web Street loaned D. Jonathan Rosenberg $45,000 at an annual interest rate of 5%, with interest only payable on a quarterly basis, to be repaid on or before July 29, 2001. Under an unsecured promissory note dated January 19, 2001, Web Street loaned D. Jonathan Rosenberg $25,009.37 at an annual interest rate of 6%, with interest only payable on a quarterly basis, to be repaid on or before January 19, 2003. Under a promissory note secured by Web Street Common Stock dated December 30, 1999, Web Street loaned Stuart A. Cohn $50,000 at an annual interest rate of 5%, with interest only payable on a quarterly basis, to be repaid on or before December 30, 2001.

          The January 19, 2001 loan to D. Jonathan Rosenberg and the December 30, 1999 loan to Stuart A. Cohn, also provide that they, as well as all other then-outstanding loans to each of Messrs. Rosenberg and Cohn, will be subject to complete forgiveness, grossed up for applicable tax effects, upon the sale of Web Street at a per share price, or valuation, that is no less than two times the average trailing closing bid price of Web Street Common Stock for the ten trading days immediately preceding the date of signing of a definitive agreement. As a result of the execution of the Merger Agreement and the consummation of the Offer, these loans will be forgiven.
Schedule II

May 20, 2001

Members of the Board of Directors
Web Street, Inc.
510 Lake Cook Road
Deerfield, IL 60015

Gentlemen:

          You have informed us that Web Street, Inc. (“WEBS”), E*TRADE Group, Inc. (“E*TRADE”) and Opus Acquisition Corp., a wholly-owned subsidiary of E*TRADE (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) E*TRADE will offer to exchange (the “Exchange”) a fraction of a share of common stock, $0.01 par value, of E*TRADE (“E*TRADE Common Stock”) equal to the “Exchange Ratio” (as hereinafter defined) for each share of common stock, par value $0.01 of WEBS (“WEBS Common Stock”), and (ii) following the completion of the Exchange Offer, at the Effective Time (as defined in the Agreement), Merger Sub will be merged with and into WEBS (the “Merger”) and each share of WEBS Common Stock (other than shares owned by E*TRADE or WEBS) will be converted into a fraction of a share of E*TRADE Common Stock equal to the Exchange Ratio.

          The Exchange Ratio shall mean and be calculated as follows: approximately $45 million divided by the total number of WEBS shares deemed outstanding divided by the average closing price for E*TRADE Common Stock for the 20 trading day period immediately prior to signing of the Agreement. We estimate this calculation to be: approximately $45 million divided by 26,443,214 (26,346,281 current shares outstanding plus approximately 49,875 shares expected to be issued prior to the merger upon exercise of certain outstanding options plus 47,058 additional shares deemed to be outstanding) divided by $9.13, estimated to be the trailing 20 day average price of E*TRADE Common Stock. The result of this calculation is estimated at .1864 shares of E*TRADE Common Stock for each share of WEBS Common Stock.

          The terms and conditions of the Exchange Offer and the Merger are set forth in more detail in the Agreement. You have requested our opinion as investment bankers as to whether the Exchange Ratio is fair, from a financial point of view, to the stockholders of WEBS as of the date hereof (the “Opinion”). In conducting our investigation and analysis and in arriving at our Opinion, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things:

          a.  Reviewed certain publicly available financial and other data with respect to WEBS and E*TRADE, including but not limited to WEBS’ and E*TRADE’s recent filings with the Securities and Exchange Commission, including the consolidated financial statements for recent years and for the most recent fiscal quarters for which published results are available and certain other relevant financial and operating data relating to WEBS and E*TRADE made available to us from published sources and from the internal records of WEBS;

b. Reviewed the financial terms and conditions of the Agreement in the form presented to us from WEBS senior management;

c. Reviewed the financial projections of WEBS including certain assumptions and conditions prepared and furnished to us by WEBS senior management;

d. Reviewed historical market prices and trading volume for WEBS Common Stock and E*TRADE Common Stock;

          e.  Held discussions with members of senior management of WEBS with respect to the historical and current financial condition and operating results as well as the business and future prospects of WEBS as a stand alone entity;

f. Compared WEBS from a financial point of view with certain other publicly traded companies in the online brokerage industry that we deemed to be relevant;

g. Compared the proposed financial terms of the Exchange Offer and Merger with the financial terms of certain other business combinations we deemed relevant; and

h. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

          During our review, we relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial and other information provided, and have further relied upon the assurances of WEBS senior management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of this Opinion. We have further relied upon the accuracy of publicly available financial data. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information. We have assumed that the financial projections provided to us by WEBS senior management in connection with the rendering of this Opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of WEBS senior management, at the date of this Opinion, as to the future financial performance of the Company, on a stand-alone basis. We assume no responsibility for and express no view as to such financial projections or the assumptions on which they were based. We did not perform an independent evaluation or appraisal of the assets of the Company.

          Our Opinion is necessarily based upon information made available to us, and on economic, market, financial and other conditions as they exist on the date of this letter. We disclaim any obligation to advise the Board of Directors of WEBS or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion.

          It is understood that this letter is for the information of the Board of Directors of WEBS in connection with its evaluation of the Exchange Offer and the Merger and it does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Exchange Offer or as to how such stockholder should vote with respect to the Merger. Further, we express no opinion regarding the structure, terms or effect of any aspect of the Exchange Offer or the Merger other than their fairness to the stockholders of WEBS, from a financial point of view, including, without limitation, any effects resulting from the application of any bankruptcy proceeding, fraudulent conveyance, or other international, federal or state insolvency law, or of any pending or threatened litigation affecting WEBS or E*TRADE. We are also expressing no opinion as to the tax consequences of the Exchange Offer or Merger.

          It is understood that this Opinion may be included in its entirety in the disclosure materials to be provided to WEBS’ stockholders in connection with the Exchange Offer, as well as in any Proxy or Information Statement to be provided to WEBS’ stockholders in connection with the Merger, provided that no summary of or excerpt from, and no published reference to this Opinion may be made without our prior express written approval, which approval shall not be unreasonably withheld or delayed.

          Houlihan, a National Association of Securities Dealers member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Houlihan will receive a fee from WEBS relating to its services in providing this Opinion which is not contingent on the consummation of the Exchange Offer or the Merger. In an engagement letter dated May 3, 2001 WEBS has agreed to indemnify Houlihan with respect to Houlihan’s services as follows:

          If Houlihan or any person or entity associated with Houlihan becomes involved in any way in any legal or administrative proceeding related to the services performed hereunder or the report, Web Street, Inc. will indemnify, defend and hold Houlihan and any such person and/or entity harmless from all damage and expenses (including reasonable attorney’s fees and expenses and court costs) incurred in connection therewith, except to the extent that a court having jurisdiction shall have determined in a final judgment that such loss, claim, damage or liability resulted primarily from the gross negligence, bad faith, willful misfeasance, or reckless disregard of the obligations or duties of Houlihan hereunder.

          Based on the foregoing, it is our opinion that the Exchange Ratio is fair to the stockholders of WEBS, from a financial point of view, as of the date hereof.

Very truly yours,

/s/ HOULIHAN SMITH & COMPANY , INC .

Houlihan Smith & Company, Inc.
EXHIBIT INDEX

(a)(1)	Prospectus, dated June 4, 2001 (incorporated herein by reference to the prospectus included in the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).
(a)(3)	Co-Chairmen’s Letter to Stockholders of Web Street, dated June 4, 2001.*
(a)(4)	Press Release of Web Street, dated May 21, 2001 (incorporated herein by reference to Web Street’s Form 425 filed May 21, 2001).
(e)(1)	Agreement and Plan of Merger, dated as of May 20, 2001, among E*TRADE, Opus and Web Street
(incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).
(e)(2)	Stockholder Agreement, dated as of May 20, 2001, among E*TRADE, Avi Fox and Joseph J. Fox
(incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form S-4 of E*TRADE filed on June 4, 2001).
(e)(3)	Opinion of Houlihan Smith & Company Inc. to the board of directors of Web Street, dated May 20, 2001 (included as Schedule II to this Schedule 14D-9).*
(e)(4)	Employment Agreement between Web Street and Joseph J. Fox (incorporated herein by reference to Exhibit 10.6 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(5)	Amendment to Employment Agreement between Web Street and Joseph J. Fox (incorporated herein by reference to Exhibit 10.33 to Web Street’s Annual Report on Form 10-K for the fiscal year ended
December 31, 2000).
(e)(6)	Employment Agreement between Web Street and Avi Fox (incorporated herein by reference to Exhibit 10.7 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(7)	Amendment to Employment Agreement between Web Street and Avi Fox (incorporated herein by reference to Exhibit 10.34 to Web Street’s Annual Report on Form 10-K for the fiscal year ended
December 31, 2000).
(e)(8)	Employment Agreement between Web Street and Joseph A. Barr (incorporated herein by reference to Exhibit 10.8 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(9)	Amendment to Employment Agreement between Web Street and Joseph A. Barr (incorporated herein by reference to Exhibit 10.35 to Web Street’s Annual Report on Form 10-K for the fiscal year ended
December 31, 2000).
(e)(10)	Employment Agreement between Web Street and Stuart A. Cohn (incorporated herein by reference to Exhibit 10.9 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(11)	Employment Agreement between Web Street and William J. Mania (incorporated herein by reference to Exhibit 10.10 to Web Street’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(12)	Employment Agreement between Web Street and D. Jonathan Rosenberg (incorporated herein by reference to Exhibit 10.11 to Web Street’s Annual Report on Form 10-K for the fiscal year ended
December 31, 1999).
(e)(13)	Employment Agreement, dated as of February 1, 2001, between Web Street and Harleigh Mandel.
(e)(14)	Form of Escrow Agreement to be entered into among E*TRADE, Joseph J. Fox, Avi Fox, Joseph
Barr, Stuart Cohn, William Mania, D.J. Rosenberg, Harleigh Mandel and American Stock Transfer
and Trust Co., as Escrow Agent.
(e)(15)	Form of Rule 145 Affiliate Letter to be entered into by E*TRADE and each director and executive officer of Web Street.
(e)(16)	Form of Non-Competition Agreement to be entered into among E*TRADE, Avi Fox and Joseph J. Fox.
(e)(17)	Form of Indemnification Agreement entered into by Web Street with each of its director and executive officers (incorporated herein by reference to Exhibit 10.12 of Web Street’s Registration Statement on
Form S-1/A, Registration No. 333-85849).
(e)(18)	Promissory Note, dated March 16, 1999, in favor of WebStreet.com, Inc., made by Avi Fox.
(e)(19)	Promissory Note, dated March 16, 1999, in favor of WebStreet.com, Inc., made by Joseph Fox.
(e)(20)	Non-Negotiable Promissory Note, dated January 16, 2001, in favor of Web Street, Inc., made by Avi Fox.
(e)(21)	Non-Negotiable Promissory Note, dated January 16, 2001, in favor of Web Street, Inc., made by Joseph Fox.
(e)(22)	Letter Agreement, dated March 15, 2001, between Web Street, Inc. and Avi Fox.
(e)(23)	Letter Agreement, dated March 15, 2001, between Web Street, Inc. and Joseph Fox.
(e)(24)	Non-Negotiable Collateral Promissory Note, dated July 29, 1999, in favor of WebStreet.com, Inc., made by D. Jonathan Rosenberg.
(e)(25)	Non-Negotiable Promissory Note, dated January 19, 2001, in favor of Web Street, Inc., made by D. Jonathan Rosenberg.
(e)(26)	Non-Negotiable Collateral Promissory Note, dated December 30, 1999, in favor of Web Street, Inc., made by Stuart A. Cohn.

*	Included in copies mailed to stockholders of Web Street.